SEC Mail Processing Section

FEB 05 2008

Washington, DC
101

SE[illegible] 08025321 [illegible]MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER
8-65266

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/04/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Sonterra Group, Inc. dba The Delta Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 NE Loop 410, Suite 711
(No. and Street)

San Antonio (City) TX (State) 78209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Hanke Group
(Name – *if individual, state last, first, middle name*)

10001 (Address) Reunion PL. San Antonio, (City) TX (State) 78216 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 12 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roger Festor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Sonterra Group, Inc. dba The Delta Company, as of December 31, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE SONTERRA GROUP, INC.
dba THE DELTA COMPANY

Financial Statements
and Supplemental Information

December 31, 2007

HANKE GROUP
A PROFESSIONAL CORPORATION OF
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS **PAGE**

HANKE GROUP

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of The Sonterra Group, Inc.

We have audited the accompanying balance sheet of The Sonterra Group, Inc. (a Texas Corporation), dba The Delta Company, as of December 31, 2007, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5(g) (1) of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic statements taken as a whole.

The Hanke Group, P.C.

San Antonio, Texas
January 21, 2008

10001 Reunion Place, Suite 400 • San Antonio, TX 78216 • 210.341.9400 • fax 210.341.9434 • www.thehankegroup.com
A Professional Corporation of Certified Public Accountants

THE SONTERRA GROUP, INC.
dba THE DELTA COMPANY

BALANCE SHEET
DECEMBER 31, 2007

ASSETS

CURRENT ASSETS:	
Cash	$ 38,249
Certificate of deposit	22,238
Prepaid expenses	14,939
Total current assets	75,426
FURNITURE AND FIXTURES:	
Furniture and fixtures	6,115
Accumulated depreciation	(5,062)
Net furniture and fixtures	1,053
OTHER ASSETS	3,177
TOTAL	$ 79,656

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITES:	
Accrued liabilites	$ 2,327
STOCKHOLDERS' EQUITY:	
Common stock of $.10 par value per share, 1,000,000 shares authorized, 15,000 shares issued and outstanding	1,500
Additional paid in capital	233,500
Retained deficit	(157,671)
Total stockholders' equity	77,329
TOTAL	$ 79,656

THE SONTERRA GROUP, INC.
dba THE DELTA COMPANY

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

REVENUES:	
Commissions	$ 942,447
Miscellaneous income	35,000
Interest	897
Total revenues	978,344
EXPENSES:	
Professional	10,795
Payroll taxes	46,374
Salaries, wages, and benefits	939,056
NASD fees	29,897
Miscellaneous	6,230
Licenses, fees, and taxes	277
Depreciation	783
Insurance	15,413
Total expenses	1,048,825
NET LOSS BEFORE INCOME TAX	(70,481)
MARGIN TAX	2,327
NET LOSS	$ (72,808)

THE SONTERRA GROUP, INC.
dba THE DELTA COMPANY

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2007

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED (DEFICIT)	TOTAL STOCKHOLDERS EQUITY
Balance at December 31, 2006	$ 1,500	$ 143,500	$ (84,863)	$ 60,137
Contributions from owners	-	90,000	-	90,000
Net loss	-	-	(72,808)	(72,808)
Balance at December 31, 2007	$ 1,500	$ 233,500	$ (157,671)	$ 77,329

THE SONTERRA GROUP, INC.
dba THE DELTA COMPANY

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

OPERATING ACTIVITIES:	
Net loss	$ (72,808)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	783
Changes in assets and liabilities:	
Prepaid expenses	(718)
Accounts receivable	1,230
Accrued liabilities	2,327
Net cash used in operating activities	(69,186)
INVESTING ACTIVITIES:	
Addition to certificate of deposit	(897)
Net cash used in investing activities	(897)
FINANCING ACTIVITIES:	
Contributions from owners	90,000
Net cash provided by financing activities	90,000
INCREASE IN CASH AND CASH EQUIVALENTS	19,917
CASH AND CASH EQUIVALENTS at beginning of year	18,332
CASH AND CASH EQUIVALENTS at end of year	$ 38,249
SUPPLEMENTAL CASH FLOW INFORMATION:	
Federal income taxes paid	$ -

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General — The Sonterra Group, Inc. dba The Delta Company (Company), is a broker/dealer with membership in good standing with the National Association of Securities Dealers. The Company also is properly registered under applicable Texas securities laws and regulations. The Company is retained by Zeppelinn Energy, L.P., as a registered broker/dealer in connection with the marketing of private placement joint ventures formed in Texas for the exploration and production of oil and gas.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents — For purposes of the statement of cash flows, the Company considers cash on hand, checking accounts, and short-term certificates of deposits with original maturities of three months or less as cash and cash equivalents. At December 31, 2007, the Company had no cash equivalents.

Income Tax — Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income.

Property and Equipment — Property and equipment are stated at cost. Depreciation is determined on the straight-line method over seven years.

2. RELATED PARTY TRANSACTIONS

The Company receives commissions from partnerships managed by a related partnership, Zeppelinn Energy, L.P. The Company and Zeppelinn Energy, L.P., are owned by the same individuals.

The Company has agreed by contract to receive 15% of the sales price per unit of all partnership units sold, acting as broker/dealer, pursuant to selling agreements with Texas Joint Venture Partnerships. During 2007, the Company earned $942,447 in commissions under these contracts.

Additionally, Zeppelinn Energy, L.P., pays operating expenses for The Sonterra Group, Inc., except for salaries, commissions to salesmen, security licensing fees, audit fees, and retirement plan contributions.

3. RETIREMENT PLAN

The Company has a 401(k) employees' profit sharing plan covering substantially all of its eligible employees. The Company makes an annual safe harbor contribution to the plan equal to 3% of eligible salaries. The plan also allows for additional contributions at the discretion of the owners, but may not exceed the maximum allowable deduction permitted under the Internal Revenue Code at the time of contribution. The Company contributed approximately $85,000 to the plan during the year ended December 31, 2007.

4. FEDERAL INCOME TAXES

Deferred Federal Income Taxes — For the year ended December 31, 2007, the total income tax expense (benefit) differs from amounts computed by applying the statutory federal income tax rate of 34% as summarized below:

Income tax expense (benefit) at statutory rate	$ (23,969)
Surtax exemption	11,345
State margin tax	2,327
Valuation allowance for net operating loss carryforward	12,624
	$ 2,327

At December 31, 2007, The Sonterra Group, Inc., has tax net operating losses of approximately $177,300 which can be used to offset future taxable income. For financial accounting purposes, a valuation allowance has been recognized at December 31, 2007, to offset the deferred tax assets related to a portion of those net operating losses. These loss carryforwards will begin to expire in 2025.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by Paragraph 15c3-1(2) of the rule, which requires that the Company maintain minimum net capital, as defined, of not less than $5,000. (The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than $5,000.) At December 31, 2007, the net capital, as defined, was $55,875.

SUPPLEMENTAL INFORMATION

THE SONTERRA GROUP, INC.
dba THE DELTA COMPANY

COMPUTATION OF NET CAPITAL
(AS DEFINED WITHIN SECURITIES ACT OF 1934 RULE 15c3-1)
DECEMBER 31, 2007

TOTAL SHAREHOLDERS' EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$	77,329
DEDUCT SHAREHOLDERS' EQUITY NOT ALLOWABLE FOR NET CAPITAL		-
TOTAL SHAREHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL		77,329
ADD:		
Liabilities subordinated to the claims of general creditors allowable in computation of net capital		-
Other allowable credits, deferred taxes		-
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES		77,329
DEDUCTIONS AND/OR CHARGES:		
Total non-allowable assets from statement of financial condition		21,344
Aged fails-to-deliver		-
Aged short security differences		-
Secured demand note deficiency		-
Commodity futures contracts and spot commodities		-
Other deductions and/or charges		-
		21,344
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS (HAIRCUTS ON SECURITIES COMPUTED WHERE APPLICABLE)		55,985
Contractual securities commitments		-
Deficit in securities collateralizing secured demand notes		-
Trading and investment securities		-
Undue concentrations		-
Other		(110)
NET CAPITAL	$	55,875

THE SONTERRA GROUP, INC.
dba THE DELTA COMPANY

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AND COMPUTATION OF NET CAPITAL UNDER 15c3-1
DECEMBER 31, 2007

As of December 31, 2007, the Company is exempt from the provision of Rule 15c3-3 under Section 15c3-3(k)(2)(i):

"...The provisions of this section shall not be applicable to a broker or dealer...who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of The Sonterra Group, Inc. ..." "

Computation of Net Capital under Rule 15c3-1:

There were no material differences between Net Capital as presented on page 8 herein and the Company's presentation of Net Capital in Part IIA of Form X-17A-5 as of December 31, 2007, as amended.

HANKE GROUP

REPORT ON INTERNAL CONTOLS REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors and
Stockholders of The Sonterra Group, Inc.

In planning and performing our audit of the financial statements of The Sonterra Group, Inc. (Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

10001 Reunion Place, Suite 400 • San Antonio, TX 78216 • 210.341.9400 • fax 210.341.9434 • www.thehankegroup.com
A Professional Corporation of Certified Public Accountants

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

The Hanke Group, P.C.

San Antonio, Texas
January 21, 2008

END